UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ____________________________________________________October 2006

ZENA CAPITAL CORP.

(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia  V6C 2T7

(Address of Principal Executive Office)

1.  News Release: October 26, 2006

2.  Unaudited Interim Financial Statements: Second Quarter Ended 9/30/2006

     Form 52-109FT2: CEO Certification of Interim Filings

     Form 52-109FT2: CFO Certification of Interim Filings

     Second Quarter Interim Financial Statements: Management’s Discussion and Analysis

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                       Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

ZENA CAPITAL CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

THE ACCOMPANYING FINANCIAL STATEMENTS FOR THE QUARTERS ENDED SEPTEMBER 30, 2006 AND 2005 HAVE NOT BEEN REVIEWED OR AUDITED BY THE CORPORATION’S AUDITORS.

ZENA CAPITAL CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED BALANCE SHEETS

September 30, 2006 and December 31, 2005

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	September 30,	December 31,
ASSETS	2006	2005

Current
Cash – Note 3	$ 50,238	$ 41,127
GST receivable	6,284	6,783
Prepaid expenses and deposits	2,725	1,850

	59,247	49,760
Mineral property – Notes 2, 7 and Schedule 1	438,951	351,488

	$ 498,198	$ 401,248

LIABILITIES

Current
Accounts payable – Note 7	$ 231,567	$ 144,740
Convertible debentures – Note 4	100,000	100,000
Promissory notes – Note 5	100,000	-

	431,567	244,740

SHAREHOLDERS’ EQUITY

Share Capital – Notes 4 and 6	640,784	592,109
Contributed surplus	21,450	23,250
Deficit accumulated during the exploration stage	(595,603)	(458,851)

	66,631	156,508

	$ 498,198	$ 401,248

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

for the three and nine months ended September 30, 2006 and 2005 and for the period February 8, 2000 (Date of Inception) to September 30, 2006

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

					February 8,
					2000 (Date of
					Incorporation)
	Three months ended		Nine months ended		to
	September 30,		September 30,		September 30,
	2006	2005	2006	2005	2006
Administrative expenses
Accounting and audit fees – Note 7	$ 1,650	$ 2,515	$ 13,626	$ 13,416	$ 89,558
Consulting – Note 7	20,905	18,626	56,905	57,178	165,427
Filing fees	10,981	600	18,323	7,820	56,985
Interest and bank charges – Note 7	5,461	35	10,664	214	14,524
Investor relations costs	1,011	-	1,691	1,982	12,321
Legal fees	1,320	1,500	9,480	13,000	89,449
Office and miscellaneous – Note 7	3,224	2,558	10,414	8,475	59,276
Printing	-	-	932	985	6,144
Rent – Note 7	2,850	3,921	8,850	11,421	60,546
Sponsorship costs	-	-	-	-	22,250
Transfer agent	3,511	701	5,867	7,474	35,547
Travel – Note 7	-	350	-	3,866	13,777

Loss before other items	(50,913)	(30,806)	(136,752)	(125,831)	(625,804)

Other items
Interest income	-	-	-	315	29,531
Property investigation costs	-	-	-	-	(5,680)
Write-down of promissory note	-	-		-	(6,000)
Stock-based compensation	-	(109)	-	(1,899)	(23,250)

Loss for the period before income tax provision	(50,913)	(30,915)	(136,752)	(127,215)	(631,203)

Recovery of future income tax asset	-	-	-	-	35,600

Net loss for the period	(50,913)	(30,915)	(136,752)	(127,215)	(595,603)

Deficit, beginning of period	(544,690)	(361,553)	(458,851)	(265,253)	-

Deficit, end of period	$ (595,603)	$ (392,468)	$ (595,603)	$ (392,468)	$ (595,603)

Basic and diluted loss per share	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.01)
Weighted average number of shares outstanding – Note 6	15,879,999	15,002,499	15,636,027	15,002,499

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

for the three and nine months ended September 30, 2006 and 2005 and for the period February 8, 2000 (Date of Inception) to September 30, 2006

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

					February 8,
					2000 (Date of
					Incorporation)
	Three months ended		Nine months ended		to
	September 30,		September 30,		September 30,
	2006	2005	2006	2005	2006

Operating Activities
Net loss for the period	$ (50,913)	$ (30,915)	$ (136,752)	$ (127,215)	$ (595,603)
Non-cash transactions:
Write-down of promissory note	-	-	-	-	6,000
Stock-based compensation	-	109	-	1,899	23,250
Recovery of future income tax asset	-	-	-	-	(35,600)
Changes in non-cash working capital items related to operations:
GST receivable	(1,368)	(3,018)	499	(7,243)	(6,284)
Accrued interest receivable	-	-	-	820	-
Prepaid expenses	875	-	(875)	-	(2,725)
Accounts payable	30,178	12,073	86,827	68,363	231,567

Cash used in operating activities	(21,228)	(21,751)	(50,301)	(63,376)	(379,395)

Investing Activities
Promissory note receivable	-	-	-	-	(6,000)
Mineral property costs	(41,913)	(11,613)	(87,463)	(54,977)	(438,951)

Cash used in investing activities	(41,913)	(11,613)	(87,463)	(54,977)	(444,951)

Financing Activities
Shares issued for cash	-	-	46,875	-	674,584
Convertible debenture	-	80,000	-	80,000	100,000
Promissory notes	100,000	-	100,000	-	100,000

Cash provided by financing activities	100,000	80,000	146,875	80,000	874,584

Increase (decrease) in cash during the period	36,859	46,636	9,111	(38,353)	50,238

Cash and term deposit, beginning of period	13,379	7,218	41,127	92,207	-

Cash, end of the period	$ 50,238	$ 53,854	$ 50,238	$ 53,854	$ 50,238

…/Cont’d

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

Continued

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

for the three and nine months ended September 30, 2006 and 2005 and for the period February 8, 2000 (Date of Inception) to September 30, 2006

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

February 8,
2000 (Date of
Incorporation)
	Three months ended		Nine months ended		to
	September 30,		September 30,		September 30,
	2006	2005	2006	2005	2006

Cash represented by:
Cash	$ 46,238	$ 49,854	$ 46,238	$ 49,854	$ 46,238
Funds held in trust – Note 3	4,000	4,000	4,000	4,000	4,000

	$ 50,238	$ 53,854	$ 50,238	$ 53,854	$ 50,238

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$ -	$ -	$ -	$ -	$ -

Income taxes	$ -	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

for the period from February 8, 2000 (Date of Inception) to September 30, 2006

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

					Deficit
					Accumulated
	Common Stock		Common		During the
	Issued		Stock	Contributed	Exploration
	Shares*	Amount	Subscriptions	Surplus	Stage	Total

Balance, February 8, 2000	-	$ -	$ -	$ -	$ -	$ -
Cash received on share subscriptions – at $0.025	6,750,000	168,750	-	-	-	168,750
Net loss for the period	-	-	-	-	(674)	(674)

Balance, December 31, 2000	6,750,000	168,750	-	-	(674)	168,076

Shares issued for cash
Pursuant to an initial public offering – at $0.05	4,050,000	202,500	-	-	-	202,500
Less: finance charges	-	(53,666)	-	-	-	(53,666)
Pursuant to the exercise of agent’s share purchase options – at $0.05	202,500	10,125	-	-	-	10,125
Net loss for the year	-	-	-	-	(28,217)	(28,217)

Balance, December 31, 2001	11,002,500	327,709	-	-	(28,891)	298,818

Net loss for the year	-	-	-	-	(54,014)	(54,014)

Balance, December 31, 2002	11,002,000	327,709	-	-	(82,905)	244,804

…/cont’d

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

Continued

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

for the period from February 8, 2000 (Date of Inception) to September 30, 2006

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

					Deficit
					Accumulated
	Common Stock		Common		During the
	Issued		Stock	Contributed	Exploration
	Shares*	Amount	Subscriptions	Surplus	Stage	Total
Shares subscribed for cash	-	-	100,000	-		100,000
Net loss for the year	-	-		-	(75,927)	(75,927)

Balance, December 31, 2003	11,002,500	327,709	100,000	-	(158,832)	268,877

Shares issued for cash
Pursuant to a private placement – at $0.075	3,999,999	300,000	(100,000)	-	-	200,000
Recovery of future income tax asset	-	(35,600)	-	-	-	(35,600)
Fair market value of stock-based compensation	-	-	-	21,351	-	21,351
Net loss for the year	-	-	-	-	(106,421)	(106,421)

Balance, December 31, 2004	15,002,499	592,109	-	21,351	(265,253)	348,207
Fair market value of stock-based compensation	-	-	-	1,899	-	1,899
Net loss for the year	-	-	-	-	(193,598)	(193,598)

Balance, December 31, 2005	15,002,499	592,109	-	23,250	(458,851)	156,508
Shares issued for cash
On exercise of share purchase options – at $0.05	817,500	40,875	-	-	-	40,875
– at $0.10	60,000	6,000	-	-	-	6,000
Transfer from contributed surplus	-	1,800	-	(1,800)	-	-
Net loss for the period	-	-	-	-	(136,752)	(136,752)
Balance September 30, 2006	15,879,999	$ 640,784	$ -	$ 21,450	$ (595,603)	$ 66,631

* The number of issued shares has been retroactively restated for a three for one forward split on August 16, 2006.

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

Schedule 1

(An Exploration Stage Company)

INTERIM SCHEDULE OF ACQUISITON AND DEFERRED EXPLORATION COSTS

for the nine months ended September 30, 2006 and

for the year ended December 31, 2005

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	Balance at		Balance at		Balance at
	December 31,		December 31,		September 30,
	2004	Additions	2005	Additions	2006

Acquisition costs
Option and acquisition payments	$ 10,000	$ 10,000	$ 20,000	$ 10,000	$ 30,000
Legal and related fees	9,211	-	9,211	14,155	23,366
Advance royalty payments	1,200	2,800	4,000	12,000	16,000

Balance, ending	20,411	12,8000	33,211	36,155	69,366

Deferred exploration costs
Business plan	3,000	-	3,000	-	3,000
Consulting – Note 7	49,735	45,190	94,925	41,210	136,135
Drilling	36,081	-	36,081	-	36,081
Geology	17,681	800	18,481	-	18,481
Geophysics	2,350	-	2,350	-	2,350
Leasing and rental costs	9,050	5,500	14,550	5,100	19,650
Project supervision and engineering	79,733	9,560	89,293	548	89,841
Travel and accommodation	10,391	4,533	14,924	3,657	18,581
Other	3,208	2,071	5,279	793	6,072

Balance, ending	211,229	67,654	278,883	51,308	330,191

Equipment costs	36,394	-	36,394	-	36,394

Permit deposits	3,000	-	3,000	-	3,000

	$ 271,034	$ 80,454	$ 351,488	$ 87,463	$ 438,951

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

September 30, 2006

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 1

Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. These interim statements follow the same accounting policies and methods of their application as the Company’s audited December 31, 2005, annual financial statements.  It is suggested that these interim financial statements be read in conjunction with the Company’s December 31, 2005, annual financial statements.

Note 2

Mineral Property

By an option agreement dated September 24, 2003 and amended April 7, 2004 and an agreement dated October 14, 2005, the Company acquired a 100% interest in certain mineral rights in properties located in the Greenwood mining division of British Columbia.  The consideration was Phase 1 and 2 exploration expenditures of $240,000, property payments totaling $30,000 and equipment costs of $25,000.  The property is subject to a 10% net profits royalty (held by an officer of the Company) and royalty payments to the underlying vendor to a maximum of $300,000 and the payment of $5.00 per ton of the industrial mineral barite sold in excess of 3,000 tons from any Phase 2 production.  In addition, minimum advance royalty payments of $4,000 per year commence July 31, 2003.  The Company is also required to pay $90,000 to an underlying vendor on commencement of commercial production.

Note 3

Restricted Cash

Included in cash is $4,000 (December 31, 2005: $4,000) held in trust, by the Company’s lawyer, for possible future royalty payments related to the Lapin Barite Property and $10,000 (December 31, 2005: $Nil) held in trust, by the Company’s lawyer, as a retainer for future legal services.

Note 4

Convertible Debentures

During the year ended December 31, 2005, the Company received proceeds from the issuance of five convertible debentures each in the amount of $20,000, totaling $100,000.  Each debenture bears interest at 10% per annum, is repayable on November 30, 2006 and is convertible at the option of the lender into units at $0.10 per unit.  Each unit will consist of one common share and one share purchase warrant.  Each warrant will entitle the holder to purchase one common share at $0.10 per share until November 30, 2006.  Convertible debentures totaling $80,000 were issued to related parties.  These related parties are directors of the Company, the spouse of a director of the Company and a significant shareholder of the Company.

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Interim Financial Statements

September 30, 2006

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management) – Page 2

Note 4

Convertible Debentures – (cont’d)

The debentures are secured by a general security agreement over all of the assets of the Company and its subsidiary.

Note 5

Promissory Notes

By five promissory notes dated July 12, 2006, the Company borrowed $100,000 from various lenders, which include $60,000 from related parties.  The parties were related by virtue of being companies with common directors and a significant shareholder of the Company.  The notes are repayable on demand, bear interest at 15% per annum and are secured by the assets of the Company and its subsidiary.

Note 6

Share Capital – Note 4

a)

On August 16, 2006, the Company forward split its issued common shares on the basis of three new shares for one old share.  The number of shares issued and all other commitments to issue shares has been retroactively restated.

b)

Authorized:

Unlimited common shares without par value

100,000,000 preferred shares without par value

c)

Escrow Shares:

At September 30, 2006, there were 2,426,784 (December 31, 2005:  3,640,188) common shares held in escrow.  The escrow shares will be released pro rata to the shareholders as follows:

i)

1,213,392 on October 1, 2006 (released subsequent to September 30, 2006);

ii)

1,213,434 on April 1, 2007.

d)

Share Purchase Options:

Stock-based Compensation Plan

The Company has a stock-based compensation plan whereby stock options are granted in accordance with the policies of regulatory authorities at an exercise price equal to the market price of the Company’s stock on the date of the grant and, unless otherwise stated, vest on the grant date.  Summary status of the plan is as follows:

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Interim Financial Statements

September 30, 2006

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management) – Page 3

Note 6

Share Capital – Note 8 – (cont’d)

d)

Share Purchase Options: – (cont’d)

Stock-based Compensation Plan – (cont’d)

		Weighted
		Average
	Number	Value

Options outstanding, December 31, 2005	1,342,500	$0.06
Options exercised	(877,500)	$0.05
Options expired	(90,000)	$0.10

Options outstanding, September 30, 2006	$ 375,000	$0.075

At September 30, 2006, there were 375,000 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held at $0.075 per share.  These share purchase options expire on April 7, 2009.

Note 7

Related Party Transactions – Notes 2, 4 and 5

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company, companies controlled by directors of the Company, an officer of the Company, a significant shareholder (11%) of the Company and a company controlled by that shareholder:

					February 8,
					2000 (Date of
	Three months ended		Nine months ended		Inception) to
	September 31,		September 30,		September 30,
	2006	2005	2006	2005	2006

Accounting	$ 1,650	$ 2,515	$ 11,625	$ 12,368	$ 73,070
Consulting	18,000	18,000	54,000	54,000	135,000
Interest	2,521	-	7,480	-	7,480
Office and miscellaneous	2,250	2,250	6,750	6,750	51,247
Rent	2,850	2,250	8,850	6,750	52,875
Travel	-	350	-	1,400	44,025

Deferred exploration:
Consulting	17,786	10,193	45,336	30,499	118,958

	$ 45,057	$ 35,558	$ 134,041	$ 111,767	$ 482,655

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Interim Financial Statements

September 30, 2006

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management) – Page 4

Note 7

Related Party Transactions – Notes 2 and 4 – (cont’d)

These expenditures were measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities at September 30, 2006 is $180,289 (December 31, 2005: $112,211) due to a partnership controlled by two directors of the Company and due to a company controlled by a significant shareholder (11%) of the Company.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Terry Amisano, President of Zena Capital Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Zena Capital Corp., (the “issuer”) for the interim period ending September 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

November 29, 2006
Date

/s/Terry Amisano
Signature

President
Title

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Roy Brown, Chief Financial Officer of Zena Capital Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Zena Capital Corp., (the “issuer”) for the interim period ending September, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

November 29, 2006
Date

/s/Roy Brown
Signature

Chief Financial Officer
Title

ZENA CAPITAL CORP.

QUARTERLY REPORT

for the nine months ended September 30, 2006

MANAGEMENT DISCUSSION AND ANALYSIS

1.1

Date of Report: November 28, 2006

1.2

Overall Performance

Nature of Business and Overall Performance

The Company formalized a letter of intent dated May 23, 2003 (amended August 12, 2003) with the execution on September 24, 2003 of an Option Agreement to acquire up to 100% of certain mineral rights in properties prospective for exploration for industrial minerals (“Minerals”), including barite, located in the Greenwood mining division of British Columbia near the town of Rock Creek (hereinafter referred to as the “Industrial Minerals Property”).  The Company and the optionor were arm’s-length parties.  The properties consist of 12 claims (12 units) encompassing 300 hectares.  In order to acquire a 100% interest in the Minerals located on the Industrial Minerals Property, the Company was required to spend up to $790,000 on a three-phase program of exploration, development and equipment purchases (the “Program”). The proposed Option served as the Company’s Qualifying Transaction pursuant to Policy 2.4 of the TSX Venture Exchange (“TSX”).  On April 2, 2004, the Company completed its Qualifying Transaction.  The Company incorporated a wholly owned subsidiary, Rock Creek Minerals Ltd., under the British Columbia Company Act to hold the property and conduct the Phase 2 and 3 Programs (detailed below).  By an agreement dated October 14, 2005, the optionor agreed to dispose of his entire remaining interest in the Industrial Mineral Property for $20,000 which the Company paid.  In addition, the Company has also agreed to grant Roy Brown, an officer of the Company, and the President of the Company’s wholly-owned subsidiary, Rock Creek Minerals Ltd. a 10% net profits interest in the Industrial Mineral Property.  This interest replaces Mr. Brown’s interest that had previously been acquired from the optionor.

Phase I of the Program was completed by the Company during the year ended December 31, 2003, wherein the Company incurred $55,428 in exploration costs and property payments of $19,211, including $9,211 of related legal costs.  The Option Agreement required $40,000 (comprised of $30,000 of exploration and a $10,000 option payment) to be spent.  As a result of these expenditures, the Company earned a 30% interest.   The drilling and related exploration work (12 diamond drill holes for a total of 203.79 metres) that was completed on the property confirmed the presence of high grade barite including an estimated measured resource of 5,800 tons of direct shipping barite with a specific gravity of greater than 4.2 and an estimated inferred resource of 4,340 tons with specific gravity of 3.5.  The Company, based on a qualified engineering report recommending the expenditure of $200,000 and TSX approval to Phase 2 of the Program as it’s Qualifying Transaction, commenced Phase 2 during the year ended December 31, 2004.  Phase 2 of the Program included exploration, equipment purchase and completion of production and test marketing of a “bulk sample” of up to 10,000 tons of barite.  Permission to obtain a permit for the “bulk sample” has been obtained from the appropriate regulatory authority in addition to authorization to drill a geological zone of Minerals.  The qualified engineering report (43-101 compliant report) has categorized this resource.  The Company incurred approximately $200,000 on Phase 2, but was unable to commence the production and test marketing of a bulk sample due to the Company’s inability to obtain access to the Industrial Mineral Property (see below).

Zena Capital Corp.

(An Exploration Stage Company)

September 30, 2006 – Page 8

As per the October 14, 2005 agreement listed above, the Company now owns 100% of the mineral rights to the Minerals subject to a 10% net profits interest and royalty payments based on production to the original underlying vendors of the Industrial Minerals Property to a maximum of $300,000, the payment of $5.00 per ton of the industrial mineral barite sold in excess of 3,000 tons from the “bulk sample”.  Minimum advance royalty payments of $4,000 per year are payable by July 31.  The Company must also pay $90,000 upon the commencement of commercial production.  Roy Brown, an officer of the Company (director and officer of Company’s subsidiary) holds the 10% net profits interest.

Barite, the primary industrial mineral on the Industrial Minerals Property, is a major component and the weighting agent used in drilling mud for the oil and gas industry’s exploration and developmental drilling programs.  The Company’s research indicates that drilling activity in British Columbia is increasing, therefore increasing the regional demand for Barite. Currently supply is almost exclusively sourced from the USA, as there is little existing production available in B.C.

Operations during the nine months ended September 30, 2006 were primarily related to issues with respect to access to the Property.  During the year ended December 31, 2004, the Company conducted, as outlined in Phase 2 of it’s Option Agreement, a program of drilling, trenching and soil sampling program on the Rock Creek Lapin Barite Property. The 2004 program successfully outlined an additional barite zone on strike to the initial open pit zone. This new zone is on a slope and extraction of the barite will be more economical than at the open pit site.  The Company filed for a permit with the Ministry of Energy and Mines to extract up to a 10,000 tonne bulk sample on this new zone for processing analysis and test marketing, which, once completed, will assist with a production decision.  Approval to the permit was pending subject to completion of a baseline survey on which the mineral claims are located.  A baseline survey was completed in May 2005.  This survey indicated that insoluble barium sulfate (barite) comprised the large majority of the industrial mineral ore on the site and by its nature, would not create any free barium (if any was created, it would be well below the Canadian standard for safe drinking water).  Also the report indicated that radioactivity, uranium and thorium measurements on the site were well below the average for the area and fell within safe health standards by regulatory authorities.  The Company attempted to negotiate the terms of an Access agreement with the landowner.  After several months of negotiation, the Company contacted the Gold Commission of B.C., Nelson office, for their assistance in this regard.  The Gold Commissioners office recommended that one of the parties submit to the Mediation and Arbitration Board (“MAB”) to settle the terms of access.  The Company submitted to the MAB on April 6, 2005.  On April 19, 2005, the Company received approval of its work permit from the Ministry of Energy and Mines, conditional on the MAB process.  The Company attended the first meeting, along with the landowner and a member of the MAB on May 12, 2005 wherein a further meeting date in June and location was set to mediate the terms of access to the Property.  On August 3, 2005, the Company received the Order from the MAB (amended on August 11, 2005), wherein the Company was granted access, subject to the payment of $5,000 to the landowner (paid on August 26, 2005) and the deposit of $10,000 with the MAB as an advance and security, respectively, for other payments to the landowner (annual land rental fee of $1,700 per acre utilized for exploration (a minimum of three acres), annual amount of $3,000 and $1.00 per linear foot of marketable trees cut, pulled down or damaged) and agreement by the landower.  The Company filed the Order with the Supreme Court of British Columbia.  The landowner, on which the claims are situated, did not agree with the Order, returned the $5,000, and, as a result of his disagreement, the application for access proceeded to an arbitration settlement hearing, held on November 25, 2005, in Kelowna, B.C.

Zena Capital Corp.

(An Exploration Stage Company)

September 30, 2006 – Page 3

The Company agreed with and has followed the MAB process.  By an Arbitration Order dated February 24, 2006, the matters related to access as outlined in the Mediation Order of August 11, 2005, and filed in the Supreme Court of British Columbia, were upheld.  The Arbitration Order provides the Company with the right to request costs associated with the Arbitration Order.  The Company commenced its exploration programs in July and August, 2006 and obtained mining and forestry approvals to commence an approximate 40 tonne test sample.

Although the Company had obtained the Order as noted above, the landowner continued to deny access to the mineral claims and failed to comply with the Order.  The Company filed a statement of claim in the Supreme Court of British Columbia against the landowner for loss and damages and was granted an injunction and enforcement Order.  As a result of these Orders, in October 2006 the Company was able to access its mineral claims and carry out exploration of the industrial mineral - barite, including bulk sampling and reclamation of these claims.  The reclamation work, as required by the Order dated February 24, 2006 was completed and the Company extracted approximately 50 tonnes of barite ore as a test sample.  The Company completed the crushing of the test sample, and upon further testing, intends to deliver samples to the potential purchasers in order to obtain contracts for the purchase of this industrial mineral.

The landowner has filed a statement of defence to the Company’s claim and has filed a counterclaim against the Company.  The Company intends to respond to the statement of defence and views the counterclaim as frivolous and is confident that it will be successful in its defence.

The Company may also seek to recover from the applicable responsible parties, including the landowner and the B.C. Ministry of Energy, any financial loss that arises from the delay in obtaining access and work permits.

During the year ended December 31, 2005, the Company completed a private placement of five $20,000 principal amount of convertible debentures for total proceeds of $100,000.  Each debenture bears interest at the rate of 10% per annum, compounded quarterly, payable at the discretion of the Company, which shall accrue if unpaid.  The debentures are convertible, at the option of the holder, into units of the Company until November 30, 2006 at $0.10 per unit.  Each unit will comprise one common share in the capital of the Company and one common share purchase warrant exercisable into one common share at $0.10 per share until November 30, 2006.  If all debentures are converted into units, a total of 983,607 shares will be issued, and if all of the warrants are exercised, a total of 983,607 additional common shares in the capital of the Company will be issued.  The debentures are secured by a general security agreement over all of the assets of the Company and its subsidiary, Rock Creek Minerals Inc.

Any shares issued by the Company pursuant to a conversion of a debenture will be subject to a hold period of four months and one day from the date of issuance of the debentures pursuant to the policies of the TSX and applicable securities laws.

The proceeds of the financings were applied to exploration on the Company’s Industrial Mineral Property, property access-related costs and for general working capital.

Zena Capital Corp.

(An Exploration Stage Company)

September 30, 2006 – Page 4

The Company entered into an agreement dated March 19, 2004 whereby the Company was to supply barite powder to a non-related company, M-I Drilling Fluids Canada, Inc. (“MI”) for a fixed price per tonne including delivery and quality control monitoring.  This agreement was for one year with an option for MI to renew for an additional three years.  Effective on March 19, 2005, the agreement expired as the contract was not renewed by MI.  The Company is currently attempting to negotiate a new contract.

By five promissory notes dated July 12, 2006, the Company borrowed $100,000 from various lenders, which include $60,000 from related parties.  The parties were related by virtue of being companies with common directors and a significant shareholder of the Company.  The notes are repayable on demand, bear interest at 15% per annum and are secured by the assets of the Company and its subsidiary.

1.3

Selected Annual Information

The following financial data are selected information for the Company for the three most recently completed financial years:

	Years ended December 31,
	2005	2004	2003

Total revenues	$ -	$ -	$ -
Loss before discontinued operations and extraordinary items	(193,598)	(142,021)	(75,927)
Basic and diluted loss per share before discontinued operations and extraordinary items	(0.01)	(0.01)	(0.01)
Net loss	(193,598)	(142,021)	(75,927)
Basic and diluted loss per share	(0.01)	(0.01)	(0.01)
Total assets	401,248	370,153	291,663
Total long-term liabilities	-	-	-
Cash dividends per share	-	-	-

The Company’s activity has increased each year, as it became a fully reporting and trading public company, with a significant increase in expenditures in the year ended December 31, 2005 and 2004.  The TSX’s approval of the qualifying transaction was on April 2, 2004.  After that date, the Company was able to focus its energy of the Project and consequently increased the rate of expenditures both administratively and directly on the Project.  This is evidenced where the Company’s cumulative property expenditures have increased from approximately $270,000 in the year ended December 31, 2004 to approximately $350,000 in the year ended December 31, 2005.

1.4

Results of Operations

The Company has not yet generated revenue to date and has reported net losses in the past three years.  Net loss over the comparative nine months generally remained consistent, except for an increase in interest expense which relates to the interest on the convertible debenture as discussed in section 1.5.  The Company’s significant project is the Industrial Minerals Project, detailed in section 1.2.

Zena Capital Corp.

(An Exploration Stage Company)

September 30, 2006 – Page 5

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	Sep. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	March 31,	Dec. 31,
	2006	2006	2006	2005	2005	2005	2005	2004

Total revenues	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Net income (loss) before discontinued operations and extraordinary items:
Total	(50,913)	$ (51,391)	$ (34,448)	$ (66,383)	$ (30,915)	$ (47,788)	$ (48,512)	$ 21,974
Per share	(0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.0)	$ (0.00)	$ (0.00)
Per share, fully diluted	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

Net income (loss):
Total	(50,913)	$ (51,391)	$ (34,448)	$ (66,383)	$ (30,915)	$ (47,788)	$ (48,512)	$ 21,974
Per share	(0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)
Per share, fully diluted	(0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

The Company reported a net loss of $136,752 for the nine months ended September 30, 2006.  Administrative expenses for the nine months ended September 30, 2006 has increased by $10,921 compared to the nine months ended September 30, 2005.  This is primarily due to more activity by the Company with respect to its mineral claims and financing arrangements.  The majority of the nine months related to the Company awaiting the Arbitration Order and, consequently, activity was somewhat reduced.  Legal fees in the prior year’s nine months were primarily related to financing, whereas there was no financing for the current nine months.  Interest costs increased during the current nine month period due to interest costs associated with the convertible debentures and promissory notes.  Financing arrangements for the exercise of options was conducted by the Company and consequently there were no legal costs associated with this.  Filing fees all increased in the current nine month period due to TSX fees with respect to the 3 for 1 share split.

The Company recorded a total of $87,463 in costs for the nine months ended September 30, 2006 on the Industrial Mineral Property, as described above.  Details of these costs are disclosed in Schedule 1 of the financial statements.

Zena Capital Corp.

(An Exploration Stage Company)

September 30, 2006 – Page 6

1.6

Liquidity

The Company has total assets of $498,198.  The Primary assets of the Company are cash of $50,238 and a mineral property carried at $438,951.  The Company currently has $100,000 convertible debentures, $100,000 promissory notes and has a working capital deficiency of $372,320.  The debentures bear interest at the rate of 10% per annum, compounded quarterly, payable at the discretion of the Company, which shall accrue if unpaid.  The debentures are convertible, at the option of the holder, into units of the Company until November 30, 2006 at $0.10 per unit.  Each unit will comprise one common share in the capital of the Company and one common share purchase warrant exercisable into one common share at $0.10 per share until November 30, 2006.  It is management’s opinion that these assets are sufficient to meet the Company’s obligations as they come due and that the Company is not exposed to any significant liquidity risks at this time.  By five promissory notes dated July 12, 2006, the Company borrowed $100,000 from various lenders, which include $60,000 from related parties.  The parties were related by virtue of being companies with common directors and a significant shareholder of the Company.  The notes are repayable on demand, bear interest at 15% per annum and are secured by the assets of the Company and its subsidiary.

1.7

Capital Resources

The only capital resource of the Company is the mineral property, carried at $438,951.  The Company’s intention is to commit further funds for further expenditures on this property, as detailed in section 1.2.  The Company has commenced discussions with interested parties regarding the same.

1.8

Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

1.9

Transactions with Related Parties

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company and companies controlled by directors of the Company (Kevin Hanson and Terry Amisano) and an officer of the Company (Roy Brown) and a significant shareholder of the Company and a Company controlled by that shareholder (Greg Burnett):

			February 8, 2000
			(Date of
	Nine months ended		Incorporation)
	September 30,		to September 30,
	2006	2005	2006
Accounting	$ 11,625	$ 12,368	$ 73,070
Consulting	54,000	54,000	135,000
Interest	7,480	-	7,480
Office and miscellaneous	6,750	6,750	51,247
Rent	8,850	6,750	52,875
Travel	-	1,400	44,025

Deferred exploration costs:
Consulting	45,336	30,499	118,958
	$ 134,041	$ 111,767	$ 482,655

Zena Capital Corp.

(An Exploration Stage Company)

September 30, 2006 – Page 7

1.9

Transactions with Related Parties – (cont’d)

These expenditures were measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

Included in accounts payable at September 30, 2006 is $67,939 due to a partnership controlled by two directors of the Company (Kevin Hanson and Terry Amisano) and $112,350 due to a company controlled by a significant shareholder of the Company (Greg Burnett).

Included in convertible debentures is a total of $80,000 owing to Terry Amisano Ltd. (controlled by a director of the Company), Alan Crawford (a director of the Company), Brenda Hanson (the spouse of Kevin Hanson, a director of the Company) and Greg Burnett (a significant shareholder of the Company).  Included with promissory notes is a total $60,000 owing to Terry Amisano Ltd., Greg Burnett and Karkrash Holdings Ltd. (controlled by a director of the Company).

1.10

Third Quarter

The third quarter events were primarily related to continued work with respect to the Property and administration of the Company.  The Property work was primarily relating to the removal of the temporary withholding of access.

1.11

Proposed Transactions

N/A

1.12

Critical Accounting Estimates

The recoverability of the amounts capitalized for the undeveloped mineral property is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

1.13

Changes in Accounting Policies

The Company adopted no new accounting policies during the nine months ended September 30, 2006.

1.14

Financial Instruments and Other Instruments

The carrying value of cash, accounts payable, convertible debentures and promissory notes approximate their fair values due to the short maturity of those instruments.  Unless otherwise noted, it is managements’ opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

1.15

Other MD&A Requirement

a)

Additional information relating to the Company is on SEDAR at www.sedar.com.

Zena Capital Corp.

(An Exploration Stage Company)

September 30, 2006 – Page 8

1.15

Other MD&A Requirement – (cont’d)

b)

Disclosure of Outstanding Share Data

i)

Authorized:

Unlimited common shares without par value

100,000,000 preferred shares without par value

ii)

Common Shares Issued:

	*	Amount

Balance, December 31, 2005 and March 31, 2006	15,002,499	$ 592,109
Shares issued for cash stock options - at $0.05	817,500	40,875
- at $0.10	60,000	6,000
Transfer from contributed surplus	-	1,800

Balance, September 30, 2006 and November 28, 2006	15,879,999	$ 640,784

* The number of shares issued has been retroactively restated for a three for one forward split on August 16, 2006.

iii)

Share Purchase Options

At September 30, 2006 and November 14, 2006, there were 375,000 share purchase options outstanding to directors entitling the holders thereof the right to purchase one common share for each option held at $0.073 per share.  These share purchase options expire on April 7, 2009.

On April 4, 2006, the Company issued 877,500 common shares pursuant to the exercise of 817,500 share purchase options at $0.05 per share and 6,000 share purchase options at $0.10 per share.  The shares were issued to Terry Amisano and Kevin Hanson (393,750 each), Brian Hanson (30,000) and Roy Brown (60,000).

Share purchase options for the acquisition of 90,000 common shares at $0.10 per share expired on April 7, 2006.

iv)

Escrow Shares:

At September 30, 2006, there were 2,426,784 common shares held in escrow.  The escrow shares will be released pro rata to the shareholders as follows:

i)

1,213,392 on October 1, 2006;

ii)

1,213,434 on April 1, 2007.

On October 1, 2006, 1,213,392 shares held in escrow were released pro-rata to the shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Zena Capital Corp. -- SEC File No. 000-50829

(Registrant)

Date: December 2, 2006         By /s/ Terry Amisano____________________

                                                      Terry Amisano, President/Director